Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910

March 15, 2011

BY EDGAR AND OVERNIGHT MAIL

Mr. Michael McTiernan

Ms. Folake K. Ayoola

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	RLJ Lodging Trust
Registration Statement on Form S-11
Filed February 2, 2011
File No. 333-172011

Dear Mr. McTiernan:

This letter is submitted on behalf of RLJ Lodging Trust (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 1, 2011 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-11 (File No. 333-172011) filed with the Commission on February 2, 2011 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments. Amendment No. 1 also includes audited financial information as of and for the year ended December 31, 2010. We have enclosed with this letter a marked copy of Amendment No. 1, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No.1.

General

1.                                       Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and respectfully submits that, prior to distributing the prospectus to prospective investors, the Company supplementally will provide the Staff with copies of any graphics, maps, photographs and/or related captions or other artwork that it intends to use in the prospectus.

2.                                       Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note the following statements by way of example only:

•                  “Following the completion of this offering, we expect to brand or re-brand 5 of these 10 hotels into brands affiliated with Hilton or Intercontinental,” page 2;

•                  “Upon completion of this offering...we will own 140 hotels with over 20,400 rooms, which would have made us the second largest publicly-traded lodging REIT based on number of hotels and the fifth largest publicly traded lodging REIT based on number of rooms, as of September 30, 2010,” page 3;

•                  “We believe the quality of our portfolio... portfolio-wide satisfaction scores that are consistently higher than industry average scores for our respective brands,” page 3;

•                  “We are the fourth largest owner of Marriott-branded hotels in the United States based on number of hotels and number of rooms,” page 3;

•                  “Operating performance of the U.S. lodging industry declined significantly from the peak in 2007 to 2009, as evidenced by a RevPAR decline of 18.3% during that period (as reported by Smith Travel Research)...” page 5; and

•                  “The International Monetary Fund estimates that U.S. GDP will grow 2.3% in 2011...” page 5.

Clearly mark the specific language in the supporting materials that supports each statement.  Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.  Please ensure that you update your disclosure to the extent more recent information is available.

Response to Comment No. 2

In response to the Staff’s comment, the Company supplementally is delivering to the Staff copies of reports and other material to support the quantitative and qualitative business and industry data used in Amendment No. 1.  None of the third-party supporting materials were prepared specifically for the Company in connection with the proposed offering.  As requested, the Company has marked the specific language in the reports and other material to highlight the portions upon which it is relying.  The Company respectfully submits, however, that the disclosure regarding its plans to brand or re-brand five of its initial hotels into brands affiliated with Hilton or Intercontinental is based on its current intentions and reasonable expectations and not on third-party data.

3.                                       Please tell us if any portion of the purchase price will represent a gain or a loss related to the settlement of a pre-existing relationship, which should be accounted for separately from the business combination.  Refer to ASC 805-10-25-20 through 25-21 and ASC 805-10-55-20 through 55-23.

Response to Comment No. 3

As discussed in Note 2 to the Company’s financial statements as of and for the year ended December 31, 2010 under the heading “Basis of Presentation and Principles of Consolidation,” RLJ Development, Fund II and Fund III are entities under the common control of Robert L. Johnson.  Mr. Johnson’s control over each of the three entities results from his majority ownership control of RLJ Capital Partners II, LLC and RLJ Capital Partners III, LLC, the general partners of Fund II and Fund III, respectively, as well as his majority ownership control of RLJ Development.  Since these three entities are under common control and the Company will succeed to their operations and businesses, Fund II, Fund III, and RLJ Development collectively represent the Predecessor and have been presented on a combined consolidated historical cost basis.  In accordance with ASC 805, combinations between entities that are under common control are excluded from the scope of the guidance on business combinations.  Nevertheless, had the transaction been accounted for as a business combination under ASC 805, the Company does not believe there are pre-existing relationships that would be settled as a result of the intended transaction and for which a gain or loss would be recorded.

Prospectus Summary, page 1

4.                                       Please provide a brief description of the difference between a “focus-service hotel” and a “compact full-service hotel.”

Response to Comment No. 4

In response to the Staff’s comment, the Company has inserted disclosure on page ii of Amendment No. 1 under the heading “Table of Contents” defining “focused-service hotel” and “compact full-service hotel” and explaining the difference between a “focused-service hotel” and a “compact full-service hotel.”  In addition, the Company has inserted disclosure on page 84 of

Amendment No. 1 under the heading “Our Business and Properties” explaining the difference between a “focused-service hotel” and a “compact full-service hotel.”

Competitive Strength, page 3

5.                                       We note your disclosure that Fund I has generated net IRR of 53.2%.  Please revise your disclosure to include information on the performance of the other two funds.

Response to Comment No. 5

In response to the Staff’s comment, the Company respectfully submits that it is unable to provide disclosure on the performance of Fund II or Fund III because neither fund has disposed of its assets and, thus, neither fund has realized any gains or losses that can be measured.

Risk Factors, page 6

6.                                       Please describe the share overhang risk related to Fund II and Fund III investors receiving shares in the formation transaction.  Please reference the registration rights and lock-up agreements, quantify the number of shares being issued to Fund II and Fund III investors that will not be subject to a lock-up, and quantify the number of shares to be issued in the formation transactions to persons that will not have a continuing role in the management of the registrant.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised the risk factor on page 46 of Amendment No. 1 under the heading “Risk Factors—risks related to this offering—Because we will issue a significant number of common shares and OP units in connection with our formation transactions, the recipients could attempt to sell a significant number of common shares in the future upon the expiration of any applicable lock-up agreements, which could have a material adverse effect on the market price of our common shares” to expand upon the existing disclosure related to the share overhang risk. In addition, the Company has inserted a corresponding summary risk factor on page 6 of Amendment No. 1 under the heading “Prospectus Summary—Risk Factors.”

Joint venture investments that we make..., page 25

7.                                      Please revise the disclosure to specify which if any of the bullet points apply to the Doubletree JV.

Response to Comment No. 7

The Company acknowledges the Staff’s comment, but respectfully believes that specifying which of the bullet points, if any, apply to the Doubletree JV is not meaningful to investors in light of the purpose of that risk factor and the nature of the Doubletree JV.  In particular, the Company included that risk factor primarily to address the potential risk associated with future joint ventures that the Company may utilize to acquire hotels. In contrast to these joint ventures, the Company has a 95% economic interest in the Doubletree JV and controls all material decisions relating to the Doubletree Metropolitan Hotel New York City. As a result, this particular risk factor generally is not applicable to the Doubletree JV and would not have been included in the absence of the possibility of future joint ventures that are structured differently.  In light of the fact that a number of the bullet points are not applicable to the Doubletree JV, the Company respectfully submits that the Staff’s proposed disclosure is not necessary or beneficial to potential investors.

Distribution Policy, page 51

8.                                       Please tell us how you determined it is appropriate for you to project your initial dividend distribution.  Please address the comparability of your pro forma results to your reasonable beliefs about results over the next twelve months, and specifically address any changes in portfolio management changes or brands.

Response to Comment No. 8

In response to the Staff’s comment, the Company advises the Staff that it believes that providing an initial dividend distribution rate is both critical to its ability to market shares to prospective investors and appropriate in light of the extensive experience of the Company’s senior management team in the lodging industry and with substantially all of the initial hotels and the Company’s conservative assumptions about lodging fundamentals and related internal growth.

The Company has significant experience with substantially all of the initial hotels, and has actively monitored each hotel’s operations and closely collaborated with the applicable third-party hotel management company to whom day-to-day management of such hotel’s operations has been delegated.  On the basis of that experience and the Company’s senior management team’s experience in the lodging industry generally, the Company believes that the pro forma financial results for these hotels for the 12 months ended December 31, 2010 form an appropriate basis to estimate the income and cash flow that will be available to the Company to fund its initial distributions to shareholders.  Furthermore, the Company believes its assumptions regarding the income and cash flow available to fund distributions are conservative.  In fact, the Company’s assumptions reflect what the Company believes to be a near-worst case scenario in terms of its ability to generate cash available for distribution, in light of the fact that a portion of the 12-month period ended December 31, 2010 includes the worst operating environment for the hotel industry in many years.  Based on recent trends, the year-to-date results of operations of the initial hotels, and projections for lodging fundamentals, the Company believes it has a meaningful and appropriate basis from which it can project its cash available for distribution.

In addition, the Company is not changing hotel management companies at any of its hotels and does not believe that its proposed re-branding activities adversely impact its ability to predict with confidence its cash available for distribution to shareholders.  First, the Company currently expects to re-brand only 5 of the 140 hotels in its portfolio.  These hotels represent only 3.6% of the number of hotels in the Company’s initial portfolio and generate only approximately 3.1% of the Company’s pro forma total revenue.  Second, each of the hotels that the Company expects to re-brand is currently either unaffiliated with a hotel brand or is not affiliated with one of the premium hotel brands that the Company utilizes for the substantial majority of its initial portfolio.  As a result, the Company expects that re-branding these hotels will have a positive impact on its revenues and cash available for distribution.  Finally, each of the re-branded hotels will continue to be managed by the same hotel management company that has historically managed the hotel under the Predecessor’s ownership, and each such hotel management company manages other hotels under the same premium brand, which the Company believes will minimize transitional issues.

The Company also believes that it has provided meaningful disclosure on pages 51 and 52 of Amendment No. 1 under the heading “Distribution Policy” to apprise potential investors of the risks and uncertainties relating to the estimation of the initial dividend distribution rate.  In particular, the Company cautions investors that the Company’s estimate of cash available for distribution may not prove accurate and that actual distributions may be significantly below the expected distributions as a result of, among other factors, the actual revenue received from the Company’s hotels.  The Company also notes that other hotel REITs (including Summit Hotel Properties, Inc. and DiamondRock Hospitality Company) have established an initial dividend distribution rate in their IPO prospectuses based on methodologies and disclosure that are similar to those of the Company.

Dilution, page 55

9.                                       Please advise us whether you intend to include the disclosure described in the first sentence of Item 506 of Regulation S-K.  We may have further comment.

Response to Comment No. 9

In response to the Staff’s comment, the Company has inserted disclosure on pages 55 and 56 of Amendment No. 1 under the heading “Dilution” that is consistent with the requirements of Item 506 of Regulation S-K.

Key Indicators of Operating Performance, page 60

10.                                 We are not able to understand the significance of the “RevPAR penetration index.”  Please provide a more detailed description of the index in the prospectus, including a description of how it is calculated.  In addition, please provide us support for the disclosed calculations.

Response to Comment No. 10

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment No. 1 under the heading “Management’s Discussion and Analysis of Financial

Condition and Results of Operations—Key Indicators of Operating Performance” to clarify the RevPAR penetration index and its significance to the Company.  In addition, the Company supplementally is delivering support to the Staff for the portfolio-wide RevPAR penetration index calculations disclosed in Amendment No. 1.

Investments in Hotels, page 62

11.                                 Please revise your discussion of your critical accounting policy Investment in Hotels, to provide more detailed information about the significant assumptions and estimates made in your analysis of your hotel properties for impairment.  Please disclose whether or not any properties were evaluated for impairment during 2010.  For the properties evaluated for impairment in 2009, disclose the number of properties that were evaluated for impairment, and the extent to which you used each valuation technique.  To the extent you used discounted cash flow models, please disclose the significant assumptions used in your models, such as the average discount rate assumed.

Response to Comment No. 11

In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and 65 of Amendment No. 1 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Investments in Hotels” to provide, to the extent applicable, disclosure responsive to the Staff’s request.

Revolving Credit Facility, page 80

12.                                 Please advise us of the basis for your belief regarding the revolving credit facility.  Please provide us a copy of any term sheet or letter of intent.

Response to Comment No. 12

The Company respectfully submits that it is engaged in ongoing negotiations with prospective lenders, including affiliates of each of the joint bookrunners for the Company’s initial public offering, regarding the terms of the revolving credit facility.  No definitive terms for the revolving credit facility have been agreed to with any lender.  The Company anticipates entering into a commitment letter with respect to the revolving credit facility prior to distributing preliminary prospectuses to prospective investors.  On the basis of these ongoing negotiations, the Company believes there is factual support for its statements regarding the revolving credit facility.  The Company will provide the Staff a copy of any term sheet, letter of intent or commitment letter with respect to the revolving credit facility as soon as such term sheet, letter of intent or commitment letter is available.

Sources and Uses of Cash, page 82

13.                                 Please provide a more detailed analysis of your anticipated uses of cash in 2011 and 2012, including debt principal and interest payments, dividend commitments, acquisitions (we note your contract to purchase the Hampton Inn Houston, your acquisition pipeline disclosure and your disclosed strategy to make distressed acquisitions), anticipated capital expenditures (including those related to your property improvement plans) and other material cash uses.  Please describe the sources of cash you anticipate using for these purposes.

Response to Comment No. 13

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 1 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” to insert cross references to other disclosure in Amendment No. 1 that provides, to the extent applicable, information responsive to the Staff’s comment requesting greater detail of the Company’s anticipated uses of cash in 2011 and 2012.  The Company respectfully submits, however, that it is unable to provide greater detail regarding its acquisition pipeline or its strategy of acquiring distressed assets because no such acquisitions are probable at this time.  In addition, the Company respectfully submits that the existing disclosure on pages 76 and 77 of Amendment No. 1 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” already provides information regarding the Company’s anticipated sources of cash to meet its short- and long-term liquidity requirements, as well as factors that may materially and adversely affect the Company’s ability access to such sources of cash.

14.                                 Please include disclosure analyzing how the financial covenants in your indebtedness may restrict your ability to incur additional debt to finance these uses.  Please disclose your pro forma unencumbered asset base.

Response to Comment No. 14

In response to the Staff’s comment, the Company has inserted disclosure on page 77 of Amendment No. 1 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” to provide disclosure responsive to the Staff’s comment.

The U.S. Lodging Industry and Market Opportunity, page 90

15.                                 We note that certain disclosures are attributed to Colliers PKF Hospitality Research.  Please provide an analysis as to why these disclosures are not expertized disclosure and why a consent is not required pursuant to Rule 436.

Response to Comment No. 15

The Company respectfully submits that none of the publications cited in Amendment No. 1, including publications attributed to Colliers PKF Hospitality Research, Smith Travel Research or the International Monetary Fund, constitute information from a report or opinion of an expert or counsel and accordingly do not fall within the scope of Rule 436 under the Securities Act.  Each of the sources cited are publicly available either at no cost or upon payment of a subscription fee.  Furthermore, the publications cited in Amendment No. 1 were neither funded by the Company nor were created under the direction of or at the request of the Company. As a result of the foregoing, the Company respectfully submits that consents are not required.

Geographic Diversification, page 98

16.                                 Please expand the table to include percentage of revenue for each region.

Response to Comment No. 16

In response to the Staff’s comment, the Company has revised the table on page 95 of Amendment No. 1 under the heading “Our Business and Properties—Our Initial Hotels—Geographic Diversification” to include the percentage of total pro forma revenue attributable to each region presented in the table.

Our Financing Strategy, page 107

17.                                 The disclosure does not provide meaningful information to investors regarding your financing strategy.  Please provide more detailed disclosure regarding your strategy, including your targeted company leverage, your relative use of fixed and floating rate debt, and your relative use of secured versus unsecured debt.

Response to Comment No. 17

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of Amendment No. 1 under the heading “Our Business and Properties—Our Financing Strategy” to provide additional information regarding the Company’s financing strategy. In addition, the Company has made corresponding revisions on page 6 of Amendment No. 1 under the heading “Prospectus Summary—Our Financing Strategy.”

Term Loan, page 110

18.                                 Please disclose your pro forma financial covenant calculations.

Response to Comment No. 18

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No. 1 under the heading “Our Business and Properties—Our Indebtedness—Term Loan” to provide the Company’s pro forma financial covenant calculations.

Formation Transactions, page 138

19.                                 The disclosure on the bottom of page 139 states that you will assume $1.3 billion in debt and then pay down indebtedness with the proceeds of the offering.  However, from your pro forma financial statements and other disclosure in the prospectus, it appears that $1.3 billion is the amount of debt that will be outstanding after application of the proceeds.  Please advise or revise.

Response to Comment No. 19

In response to the Staff’s comment, the Company has revised the disclosure on page 133 of Amendment No. 1 under the heading “Structure and Formation of Our Company—Formation Transactions” to clarify that the approximately $1.3 billion of indebtedness being assumed by the Company in connection with the formation transactions gives effect to the application of the net proceeds of the offering.

Conflicts of Interest, page 190

20.                                 Please disclose any actual historical investment banking and commercial dealings between the underwriters and the Company or its affiliates.

Response to Comment No. 20

In response to the Staff’s comment, the Company has revised the disclosure on page 184 of Amendment No. 1 to clarify that the there have been historical commercial dealings between affiliates of certain of the underwriters and the Company, but that there have not been historical investment banking relationships between the Company and any of the underwriters or their affiliates. As disclosed in the Registration Statement and Amendment No. 1, an affiliate of Wells Fargo Securities, LLC, an underwriter in the offering, is a lender under seven outstanding loans, of which two will be repaid with a portion of the net proceeds of the offering.  With the exception of these loans and certain bank accounts that the Company maintains with institutions affiliated with certain of the underwriters (for which the Company pays customary fees), there have been no historical investment banking or commercial dealings with the underwriters or their affiliates. Accordingly, the Company respectfully believes that, other than the clarifying changes referred to above, no additional disclosure is necessary regarding actual historical investment banking and commercial dealings between the underwriters or their affiliates and the Company.

Index to Financial Statements, page F-1

21.                                 Please tell us how you determined you are not required to include audited financial statements of any acquired businesses.  Refer to Rule 3-05 of Regulation S-X.

Response to Comment No. 21

In response to the Staff’s comment, the Company respectfully advises the Staff that, in accordance with Rule 3-05 of Regulation S-X (“Rule 3-05”), the Company assessed the need for the inclusion of separate pre-acquisition audited financial statements of hotel acquisitions both at the time of filing the initial Registration Statement and again at the time of filing this Amendment No. 1.  As part of the Rule 3-05 significance analysis, the Company performed a detailed investment and income test.  The Company did not perform a detailed asset test as the Company does not believe that test would result in achieving significance greater than the investment test due to the nature of the acquisitions.  In particular, the Company’s acquisitions are of hotels, representing real estate and hotel operations, and are subject to FAS 144 accounting that would require the seller to assess the assets for impairment if the fair value was less than the carrying amounts.  In addition, the Company has purchased these hotels at fair value and the acquisitions do not represent a bargain purchase.  The Company performed the following analyses:

As part of the Company’s initial Registration Statement, the Company included audited financial statements of the Predecessor for the years ended December 31, 2009, 2008 and 2007 and unaudited financial statements for the nine months ended September 30, 2010 and 2009. In accordance with Rule 3-05, the Company assessed two groups of acquisitions: those consummated during the year ended December 31, 2009 (Group 1) and those consummated or deemed probable from January 1, 2010 through the date of filing the initial Registration Statement (Group 2).

•             Group 1 - Although the Company performed the relevant significance tests for this group and none of the thresholds in those tests were met (as set forth on Exhibit 1 hereto), the Company notes that there were only two hotels acquired by the Predecessor during 2009 and those acquisitions occurred in the first two months of 2009.  In light of the fact that those hotels were included in the Predecessor’s audited financial results for more than nine months of the year, the Company concluded that no Rule 3-05 financial statements were required for Group 1.

•             Group 2: As set forth in the calculations prepared by the Company, which are set forth on Exhibit 2 hereto, the Company performed the relevant tests for all consummated and probable acquisitions as of the date it filed the Registration Statement and the Company did not meet the thresholds set out in Rule 3-05 either individually or in the aggregate, and therefore determined that no pre-acquisition financial statements were required.

As part of Amendment No. 1, the Company included audited financial statements of the Predecessor for the years ended December 31, 2010, 2009 and 2008. As noted above, the Company did not meet the significance thresholds for Group 2.  Therefore, the Company only performed significance tests for acquisitions consummated or deemed probable from January 1, 2011 through the date of filing Amendment No. 1 (Group 3).  As set forth on Exhibit 3 hereto, there were no individually significant acquisitions in Group 3 and, in the aggregate, the individually insignificant hotel acquisitions were not significant at the 50% level. Accordingly, the Company determined that no pre-acquisition financial statements were required to be included in the initial Registration Statement or Amendment No. 1.

The Company advises the Staff that it will continue to update its analyses, to the extent warranted, in a manner consistent with the procedures described above.

Item 36, Financial Statement and Exhibits, page II-3

22.                                 Please submit all exhibits as promptly as possible.  We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.  If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review.  In addition, we note the exhibit list includes “form of” agreements.  Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response to Comment No. 22

The Company acknowledges the Staff’s comment and respectfully submits that it will file any exhibits to the registration statement with the Commission as soon as possible once such exhibits are available.  In response to the Staff’s request, we have provided drafts of our legal and tax opinions as Exhibit 4 hereto.

Furthermore, in response to the Staff’s comment regarding “form of” agreements, the Company respectfully advises the Staff that it intends to execute the various form of agreements listed as Exhibits 1.1,  4.2, 4.3, 10.3, 10.4, 10.5 and 10.6 to the registration statement either immediately prior to pricing, or concurrently with the closing, of the offering.  As such, the Company is not able to file final, executed agreements prior to the effectiveness of the Company’s to the registration statement for certain listed exhibits. The Company has chosen to file only a form of one of the Wachovia mortgages and notes each listed on Exhibits 10.11 and 10.12 to the registration statement, respectively, because each of the Wachovia loans are secured on a cross-collateralized basis by 43 of the Company’s initial hotels and are subject to mortgages or deeds of trusts containing substantially the same terms and conditions, as disclosed on page 104 of Amendment No. 1 under the heading “Our Business and Properties—Our Indebtedness—Wachovia Loans.”  Similarly, the Company has chosen to file only a form of one WLS Management Agreement, listed on Exhibit 10.13 to the registration statement, because the Company has entered into 99 WLS Management Agreements that contain substantially the same terms and conditions as disclosed beginning on page 106 of

Amendment No. 1 under the heading “Our Principal Agreements—Hotel Management Agreements—WLS Hotel Management Agreements.”

The Company understands that, pursuant to Instruction 1 to Item 601 of Regulation S-K, it will not be permitted to incorporate by reference to any “form of” agreements and, as such, intends to file a Form 8-K with executed agreements within four business days of the closing of the offering.

*  *  *  *

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 637-5868.

Sincerely,

/s/ David W. Bonser
David W. Bonser

cc:	Thomas J. Baltimore, Jr.
Leslie D. Hale
RLJ Lodging Trust
Edward F. Petrosky
Bartholomew A. Sheehan, III
Sidley Austin LLP
J. Warren Gorrell, Jr.
James E. Showen
Hogan Lovells US LLP

Significant Subsidiary Test - As of Date of Registration Statement Filing (Group 1)	Exhibit 1

	Audited 12/31/2008
	Total Assets	Pre-tax Loss from Continuing Operations
Predecessor	$2,213,108,000	$(31,432,000)

Predecessor at 20%	$442,621,600	$6,286,400
Predecessor at 50%	$1,106,554,000	$15,716,000

			Investment Test		Income Test
		Acquisition			2009 Income before
		Date	Purchase Price		taxes
Acquired Acquisitions
Hilton Garden Inn Bloomington	1	8-Jan-09	$20,734,129	0.9%	$224,599	0.7%
Hilton Garden Inn New York / West 35th Street	1	25-Feb-09	128,443,082	5.8%	—	0.0	%(A)

Aggregate Acquisitions			$149,177,211	6.7%	$224,599	0.7%

(A)

This hotel property was closed and under construction in 2008 and did not have any historical business operations. By way of analogy to the staff’s Financial Reporting Manual (“FRM”) section 2330.10, we do not believe that historical pre-acquisition financial statements would have been applicable had significance under S-X 3-05 been met but we have included these in the analysis above for illustrative purposes and that there is no comparative clear guidance related to hotel properties that fall under S-X 3-05 rather than S-X 3-14.

Significant Subsidiary Test - As of Date of Registration Statement Filing (Group 2)	Exhibit 2

	Audited 12/31/2009
	Total Assets	Pre-tax Loss from Continuing Operations
Predecessor	$2,202,865,000	$(168,455,000)

Predecessor at 20%	$440,573,000	$33,691,000
Predecessor at 50%	$1,101,432,500	$84,227,500

Investment Test	Income Test	Income Test
Acquisition	2009 Income before	2009 Loss before
Date	Purchase Price	taxes	taxes
Acquired Acquisitions
Embassy Suites Tampa	1	15-Apr-10	$77,456,812	3.5%	$5,550,000	3.3%
Red Roof Inn DC	1	1-Jun-10	40,819,052	1.9%	3,261,000	1.9%
Embassy Suites Ft Myers	1	23-Jun-10	13,493,833	0.6%	—	0.0%	$(39,000)	0.0%
Homewood Suites Washington	1	1-Jul-10	59,422,391	2.7%	4,458,000	2.6%
NY/Fashion District	1	22-Sep-10	124,833,991	5.7%	—	0.0	%(A)
HIS Denver Tech Center	1	14-Oct-10	13,042,074	0.6%	120,000	0.1%
Garden District Hotel New Orleans	1	26-Oct-10	6,564,586	0.3%	—	0.0	%(A)
Integrated Capital Portfolio	3	5-Nov-10	91,573,197	4.2%	5,885,000	3.5%
HGI New Orleans Convention Center	1	16-Nov-10	25,414,786	1.2%	953,000	0.6%
Green Park Portfolio	2	18-Nov-10	26,164,289	1.2%	2,013,000	1.2%
Hollywood Heights Hotel	1	17-Dec-10	29,381,371	1.3%	1,175,000	0.7%
Doubletree Metropolitan Hotel NYC	1	23-Dec-10	339,941,963	15.4%	16,976,000	10.1%
Embassy Suites Columbus	1	11-Jan-11	9,548,896	0.4%	626,000	0.4%
Renaissance Pittsburgh	1	12-Jan-11	47,803,678	2.2%	2,781,000	1.7%
Lodgian Portfolio	4	17-Jan-11	101,489,214	4.6%	8,335,000	4.9%
Archon Portfolio	2	26-Jan-11	28,996,514	1.3%	1,755,000	1.0%

Aggregate Acquired Acquisitions	1,035,946,647	47.0%	53,888,000	32.0%	(39,000)	0.0%

Probable Acquisitions
Hampton Inn - Houston Near the Galleria	1	14-Mar-11	20,390,187	0.9%	1,767,000	1.0%

Sub-Total	20,390,187	1,767,000

Total	$1,056,336,834	48.0%	$55,655,000	33.0%	$(39,000)	0.0%

(A)

These hotel properties were either closed or under construction during 2009 and did not have any historical business operations. By way of analogy to the staff’s Financial Reporting Manual (“FRM”) section 2330.10, we do not believe that historical pre-acquisition financial statements would have been applicable had significance under S-X 3-05 been met but we have included these in the analysis above for illustrative purposes and that there is no comparative clear guidance related to hotel properties that fall under S-X 3-05 rather than S-X 3-14.

Significant Subsidiary Test - As of Date of the Amended Registration Statement Filing (Group 3)	Exhibit 3

	Audited 12/31/2010
	Total Assets	Pre-tax Loss from Continuing Operations
Predecessor	$3,044,646,000	$(45,462,000)

Predecessor at 20%	$608,929,200	$9,092,400
Predecessor at 50%	$1,522,323,000	$22,731,000

			Investment Test		Income Test		Income Test
		Acquisition			2010 Income before
		Date	Purchase Price		taxes		2010 Loss before taxes
Acquired Acquisitions
Embassy Suites Columbus	1	11-Jan-11	$9,548,896	0.3%	$3,631,000	8.0%		0.0%
Renaissance Pittsburgh	1	12-Jan-11	47,803,678	1.6%	426,000	0.9%	—	0.0%
Lodgian Portfolio	4	17-Jan-11	101,489,214	3.3%	6,677,000	14.7%		0.0%
Archon Portfolio	2	26-Jan-11	28,996,514	1.0%	1,859,000	4.1%	$(108,369)	0.2%

Aggregate Acquired Acquisitions			187,838,302	6.2%	12,593,000	27.7%	(108,369)	0.2%

Probable Acquisitions
Hampton Inn - Houston Near the Galleria	1	14-Mar-11	20,390,187	0.7%	1,878,000	4.1%

Sub-total			20,390,187		1,878,000

Total			$208,228,489	6.8%	$14,471,000	31.8%	$(108,369)	0.2%

Exhibit 4

Exhibit 5.1

[•], 2011

Board of Trustees

RLJ Lodging Trust

3 Bethesda Metro Center

Suite 1000

Bethesda, MD  20814

Ladies and Gentlemen:

We are acting as counsel to RLJ Lodging Trust, a Maryland real estate investment trust (the “Company”), in connection with its registration statement on Form S-11, as amended (file no. 333-172011) (the “Registration Statement”) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), relating to the proposed public offering of up to                        common shares of beneficial interest, par value $0.01 per share (the “Common Shares”) of the Company (the “Shares”), all of which shares are to be sold by the Company pursuant to the proposed form of Underwriting Agreement among the Company and the underwriters named therein (the “Underwriters”), filed as Exhibit 1.1 to the Registration Statement (the “Underwriting Agreement”).  This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed.   In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies).  We also have assumed that the Shares will not be issued in violation of the ownership limit contained in the Company’s Declaration of Trust. As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on.  This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on the applicable provisions of Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended, and applicable provisions of the Maryland General Corporation Law, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations. As used herein, the term “Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended” and “Maryland General Corporation Law, as amended” includes the applicable statutory provisions

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contained therein, all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.

Based upon, subject to and limited by the foregoing, we are of the opinion that following (i) execution and delivery by the Company of the Underwriting Agreement, (ii) effectiveness of the Registration Statement, (iii) issuance of the Shares pursuant to the terms of the Underwriting Agreement, and (iv) receipt by the Company of the consideration for the Shares specified in the resolutions of the Board of Trustees, or a duly authorized committee thereof, the Shares will be validly issued, fully paid, and nonassessable.

This opinion letter has been prepared for use in connection with the Registration Statement.  We assume no obligation to advise you of any changes in the foregoing subsequent to the effective date of the Registration Statement.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement.  In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

DRAFT

HOGAN LOVELLS US LLP

Exhibit 8.1

[•], 2011

Board of Trustees

RLJ Lodging Trust

3 Bethesda Metro Center

Suite 1000

Bethesda, MD  20814

Ladies and Gentlemen:

We are acting as counsel to RLJ Lodging Trust, a Maryland real estate investment trust (the “Company”), in connection with (i) its registration statement on Form S-11, as amended (file no. 333-172011) (the “Registration Statement,” which includes the “Prospectus”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the proposed initial public offering of up to [•] common shares of beneficial interest (including [•] common shares of beneficial interest that may be purchased pursuant to the overallotment option), par value $0.01 per share, of the Company, and (ii) the series of transactions related to such initial public offering referred to collectively in the Prospectus as the “formation transactions” under the caption “Structure and Formation of Our Company — Formation Transactions,” including, without limitation:

•                  the merger of RLJ Lodging Fund II, L.P. and RLJ Lodging Fund II (PF #1), L.P. (each a Delaware limited partnership and, collectively, “Fund II”) with and into the Company, with the Company surviving (the “Fund II Merger”), on the terms and subject to the conditions set forth in that certain merger agreement by and among Fund II, the Company, and RLJ Capital Partners II, LLC, a Delaware limited liability company, dated February 1, 2011 (the “Fund II Merger Agreement”),

•                  the merger of RLJ Real Estate Fund III, L.P. and RLJ Real Estate Fund III (PF #1), L.P. (each a Delaware limited partnership and, collectively, “Fund III”), with and into the Company, with the Company surviving (the “Fund III Merger” and, collectively with the Fund II Merger, the “Primary Mergers”), on the terms and subject to the conditions set forth in that certain merger agreement by and among Fund III, the Company and RLJ Capital Partners III,

LLC, a Delaware limited liability company, dated February 1, 2011 (the “Fund III Merger Agreement” and, collectively with the Fund II Merger Agreement, the “Fund Merger Agreements”),

•                  immediately following the Primary Mergers, and as an integrated step in a single plan with the Primary Mergers, the merger of each of the subsidiary real estate investment trusts of Fund II, RLJ Lodging II REIT, LLC and RLJ Lodging II REIT (PF #1), LLC (each, a Delaware limited liability company that has elected to be taxed as a “real estate investment trust” (a “REIT”) within the meaning of Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), and, collectively, the “Fund II REITs”), and certain of the subsidiary REITs of Fund III, RLJ Real Estate III REIT, LLC and RLJ Real Estate III REIT (PF #1), LLC (each, a Delaware limited liability company that has elected to be taxed as a REIT for U.S. federal income tax purposes, collectively, the “Fund III REITs,” and, collectively with the Fund II REITs, the “Old REITs”), with and into the Company, with the Company surviving each of the mergers (each, a “Secondary Merger,” and, collectively, the “Secondary Mergers,” and the Secondary Mergers together with the Primary Mergers, the “Integrated Mergers”), on the terms and subject to the conditions set forth in that certain merger agreement by and among the Company and the Fund II REITs, dated [•], 2011 (the “Fund II REIT Merger Agreement”), and in that certain merger agreement by and among the Company and the Fund III REITs, dated [•], 2011 (the “Fund III REIT Merger Agreement” and, collectively with the Fund II REIT Merger Agreement, the “REIT Merger Agreements,” and, collectively with the Fund Merger Agreements, the “Merger Agreements”); and

•                  as a result of the Secondary Mergers, the cancellation, for no consideration, of the membership interests acquired by the Company in each of the Old REITs, and the cancellation, in exchange for cash in an amount equal to the current applicable redemption price, of all of the preferred units of each Old REIT.

In connection with the filing of the Registration Statement, we have been asked to provide you with this letter regarding the Company’s qualification as a REIT for U.S. federal income tax purposes and certain other U.S. federal income tax matters.  Capitalized terms used herein, unless otherwise defined in the body of this letter, shall have the meanings set forth in Appendix A.

Bases for Opinions

The opinions set forth in this letter are based on relevant current provisions of the Code, Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof.  These provisions and interpretations are subject to change by the IRS, Congress and the courts (as applicable),

2

which may or may not be retroactive in effect and that might result in material modifications of our opinions.  Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future.  In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering the following opinions, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for the opinions, including, but not limited to, the following documents (including all exhibits and schedules thereto) which we have, with your consent, relied upon (without any independent investigation or review thereof):

(1)                                  the Registration Statement, including the Prospectus;

(2)                                  each of the Merger Agreements;

(3)                                  the Declaration of Trust of the Company, dated as of January 31, 2011, as amended through the date hereof (the “Articles of Declaration of Trust”);

(4)                                  the [amended and restated] agreement of limited partnership, dated [•], 2011, of RLJ Lodging Trust, L.P., a Delaware limited partnership (“RLJ LP”);

(5)                                  the Limited Liability Company Agreement of RLJ Lodging II REIT, LLC, dated April 6, 2006, and the First Amendment thereto, dated October 3, 2006, the Limited Liability Company Agreement of RLJ Lodging II REIT (PF #1), LLC, dated April 6, 2006, and the First Amendment thereto, dated October 3, 2006, the Limited Liability Company Agreement of RLJ Real Estate III REIT, LLC, dated July 27, 2007, and the First Amendment thereto, dated December 17, 2007, and the Limited Liability Company Agreement of RLJ Real Estate III REIT (PF #1), LLC, dated July 27, 2007, and the First Amendment thereto, dated December 17, 2007, all as amended through the date hereof;

(6)                                  the Third Amended and Restated Limited Partnership Agreement of RLJ Lodging Fund II, L.P., dated January 15, 2007, the Second Amended and Restated Limited Partnership Agreement of RLJ Lodging Fund II (PF #1), L.P., dated January 15, 2007, the Second Amended and Restated Limited Partnership Agreement of RLJ Real Estate Fund III, L.P., dated April 3, 2009, and the Second Amended and Restated Limited Partnership Agreement of RLJ Real Estate Fund III (PF #1), L.P., dated April 3, 2009;

3

(7)                                  the merger agreement dated [•], 2011 by and among RLJ Lodging Trust, L.P., a Delaware limited partnership, RLJ Lodging II Master, LLC, a Delaware limited liability company, and RLJ Real Estate III Master, LLC, a Delaware limited liability company;

(8)                                  the Limited Liability Company Agreement of RLJ Lodging II Master, LLC, dated April 6, 2006, and the Limited Liability Company Agreement of RLJ Real Estate III Master, LLC, dated July 27, 2007;

(9)                                  the Certificate of Incorporation of RLJ III – MH Denver Airport, Inc., dated July 13, 2010, the Amended and Restated Certificate of Formation of RLJ III – C Buckhead, Inc., dated July 19, 2010, and the Amended and Restated Certificate of Formation of RLJ III – EM West Palm Beach, Inc., dated July 16, 2010, all as amended through the date hereof;

(10)                            certain of the Leases; and

(11)                            such other documents as we deemed necessary or appropriate.

The documents referred to in clauses (1) through (11) above are referred to hereinafter as the “Reviewed Documents.”

The opinions set forth in this letter are premised on, among other things, the written representations of the Company, RLJ LP, Fund II, Fund III and the Old REITs contained in a letter to us dated as of the date hereof (the “Management Representation Letter”).  Although we have discussed the Management Representation Letter with the signatories thereto, for purposes of rendering our opinions, we have not made an independent investigation or audit of the facts set forth in the Reviewed Documents and the Management Representation Letter. We consequently have relied upon the representations and statements set forth in the Reviewed Documents and the Management Representation Letter and assumed that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects.

In this regard, we have assumed or obtained representations regarding (and, with your consent, are relying upon) the following:

(i)                                     that (A) all of the representations and statements set forth in the Reviewed Documents and the Management Representation Letter are true, correct, and complete, (B) any representation or statement made as a belief or made “to the knowledge of” or similarly qualified is correct and accurate as if made without such qualification, and that such representation or statement will continue to be correct and accurate, without such qualification, (C) each of the Reviewed Documents that constitutes an agreement, or each agreement described in a

4

Reviewed Document or in the Management Representation Letter, is valid and binding in accordance with its terms, and (D) each of the obligations imposed by or described in the Reviewed Documents or in the Management Representation Letter, including, without limitation, the obligations imposed under the Articles of Declaration of Trust of the Company and the Limited Liability Company Agreements of each of the Old REITs, as amended, has been and will continue to be performed or satisfied in accordance with its terms;

(ii)                                  the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made;

(iii)                               that any documents as to which we have reviewed only a form were or will be duly executed without material changes from the form reviewed by us;

(iv)                              that (A) each of the Primary Mergers and the Secondary Mergers will be consummated in accordance with the applicable Fund Merger Agreement or REIT Merger Agreement, respectively, and in accordance with, and will qualify as a merger under, applicable state law; and (B) each other transaction described as part of the “formation transactions” under the caption “Structure and Formation of Our Company — Formation Transactions” in the Prospectus will be consummated in accordance with the applicable transaction document;

(v)                                 that commencing with their taxable years ending December 31, 2010, each of the Subsidiary REITs has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code; and

(vi)                              that, from and after the date of this letter, the Company will comply with its representation contained in the Management Representation Letter that it will utilize all appropriate “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code, and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to the Company under the Code in order to correct any violations of the applicable REIT qualification requirements of Sections 856 and 857 of the Code, to the full extent the remedies under such provisions are available, but only to the extent available.

5

Any material variation or difference in the facts from those set forth in the documents that we have reviewed and upon which we have relied (including, in particular, the Registration Statement, including the Prospectus, and the Management Representation Letter) may adversely affect the conclusions stated herein.

Opinions

Based upon, subject to, and limited by the assumptions and qualifications set forth herein (including those set forth below), we are of the opinion that:

(1)                                  the Company has been organized in conformity with the requirements for qualification and taxation as REIT under the Code, and the Company’s current organization and proposed method of operation (as described in the Registration Statement, including the Prospectus, and the Management Representation Letter), giving effect to the Integrated Mergers, will enable it to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year ending December 31, 2011, and for future taxable years;

(2)                                  commencing with the taxable year ending December 31, 2006, in the case of the Fund II REITS, and December 31, 2007, in the case of the Fund III REITs, each of the Old REITs has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code;

(3)                                  commencing with the taxable year ending December 31, 2006, in the case of Fund II, and December 31, 2007, in the case of Fund III, each of Fund II and Fund III has been since its formation, and continues to be, treated for U.S. federal income tax purposes as a partnership and not as a corporation or association taxable as a corporation; and

(4)                                  the portions of the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” that describe provisions of applicable U.S. federal income tax law are correct in all material respects as of the date hereof.

* * * * *

The qualification and taxation of each of the Company and the Old REITs as a REIT depends in particular upon whether each of the Leases is respected as a lease for federal income tax purposes.  If one or more Leases are not respected as leases for federal income tax purposes, the Company may fail to qualify as a REIT, or one or more of the Old REITs or the Subsidiary

6

REITs may be determined to have failed to qualify as a REIT in one or more taxable years.  Following the Integrated Mergers, the failure of one or more of the Old REITs or the Subsidiary REITs to have qualified as a REIT in any year may cause the Company also to fail to qualify as a REIT unless certain requirements are satisfied.  The determination of whether the Leases are leases for federal income tax purposes is highly dependent on specific facts and circumstances.  In addition, for the rents payable under a Lease to qualify as “rents from real property” under the Code, the rental provisions of the Leases and the other terms thereof must conform with normal business practice and not be used as a means to base the rent paid on the income or profits of the lessees.  In delivering the opinions set forth above relating to the qualification and taxation of each of the Company and the Old REITs as REITs under the Code, we expressly rely upon, among other things, the representations in the Management Representation Letter as to various factual matters with respect to the Leases, including representations as to the commercial reasonableness of the economic and other terms of the Leases at the times the Leases were originally entered into and subsequently renewed or extended (and taking into account for this purpose changes to the economic and other terms of the Leases pursuant to subsequent amendments), the intent and economic expectations of the parties to the Leases, the allocation of various economic risks between the parties to the Leases, taking into account all surrounding facts and circumstances, the conformity of the rental provisions and other terms of the Leases with normal business practice, the conduct of the parties to the Leases, and the conclusion that such terms are not being, and will not be, used as a means to base the rent paid on the income or profits of the Lessees.  We express no opinion as to any of the economic terms of the Leases, the commercial reasonableness thereof, or whether the actual economic relationships created thereby are such that the Leases will be respected for federal income tax purposes or whether the rental and other terms of the Leases conform with normal business practice (and are not being used as a means to base the rent paid on the income or profits of the Lessees).

The Company’s qualification and taxation as a REIT under the Code will depend upon the ability of the Company to meet on an ongoing basis (through actual quarterly and annual operating results, distribution levels, diversity of stock ownership and otherwise) the various qualification tests imposed under the Code, and upon the Company utilizing any and all appropriate “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to the Company under the Code to correct violations of specified REIT qualification requirements of Sections 856 and 857 of the Code.  Our opinions set forth above do not foreclose the possibility that the Company may have to utilize one or more of these “savings provisions” in the future, which could require the Company to pay an excise or penalty tax (which could be significant in amount) in order to maintain its REIT qualification.  We have not undertaken to review the Company’s compliance with these requirements on a continuing basis.  Accordingly, no assurance can be given that the actual results of the Company’s operations, the sources of its income, the nature of its assets, the level of its distributions to stockholders and the diversity of its stock ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

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This opinion letter addresses only the specific federal income tax matters set forth above and does not address any other federal, state, local or foreign tax issues.

This opinion letter has been prepared for your use in connection with the filing of the Registration Statement and speaks as of the date hereof.  We assume no obligation by reason of this opinion letter or otherwise to advise you of any changes in our opinion subsequent to the delivery of this opinion letter.  Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion letter as Exhibit 8.1 to the Registration Statement and to the reference to Hogan Lovells US LLP under the caption “Legal Matters” in the Prospectus.  In giving this consent, however, we do not admit thereby that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

DRAFT

HOGAN LOVELLS US LLP

8

Appendix A

Definitions

“Hotel” means each hotel in which the Company will have, after giving effect to the Integrated Mergers, or any Old REIT has had, before giving effect to the Integrated Mergers, a direct or indirect interest.

“Lease” means any real estate lease pursuant to which an Old REIT or the Company, directly or through a Subsidiary REIT and/or one or more Partnership Subsidiaries, leased or leases a Hotel or other Real Property to a Lessee, taking into account all subsequent amendments, renewals and/or extensions.

“Lessee” mean any TRS Lessee or any other party that leases one or more Hotels or other leased Real Property pursuant to a Lease.

“Master LLC” means either RLJ Lodging II Master, LLC or RLJ Real Estate III Master, LLC.

“Partnership Subsidiary” means any of RLJ LP and each Master LLC, partnership, limited liability company, or other entity treated as a partnership for federal income tax purposes or disregarded as a separate entity for federal income tax purposes in which either the Company, an Old REIT, or a Subsidiary REIT owns (or owned) an interest, either directly or through one or more other partnerships, limited liability companies or other entities treated as a partnership for federal income tax purposes or disregarded as a separate entity for federal income tax purposes (whether or not the interest is (or was) a controlling interest in, or otherwise represents (or represented) the ability to control or direct the operation of, such entity).  Notwithstanding the foregoing, the term “Partnership Subsidiary” shall not in any way be deemed to include a TRS or subsidiaries thereof.

“Real Property” means real property, including interests in real property and interests in mortgages on real property.

“Subsidiary REIT” means any of RLJ III – MH Denver Airport, Inc. (f/k/a Lodgian Denver, Inc.), RLJ III – EM West Palm Beach, Inc. (f/k/a Servico Centre Associates, Inc.) and RLJ III – C Buckhead, Inc. (f/n/a Lodgian Buckhead, Inc.)

“TRS” means a “taxable REIT subsidiary,” as described in Section 856(l) of the Code.  Any entity taxable as a corporation in which a TRS of a REIT owns (x) securities possessing more than 35% of the total voting power of the outstanding securities of such entity or (y) securities having a value of more than 35% of the total value of the outstanding securities of such entity shall also be treated as a TRS of such REIT whether or not a separate election is made with respect to such other entity.

“TRS Lessee” means any lessee of a Hotel that is a TRS.

A-1